Exhibit (a)(5)(CC)
L.B. Foster Completes Tender Offer for Shares of Portec Rail Products, Inc.
PITTSBURGH, PA, — December 22, 2010 — L.B. Foster Company (“L.B. Foster”, NASDAQ: FSTR) today announced the expiration of the subsequent offering period offered by its wholly-owned subsidiary, Foster Thomas Company, for its cash tender offer for all outstanding shares of common stock of Portec Rail Products, Inc. (“Portec”, NASDAQ: PRPX). The subsequent offering period expired at 5:00 p.m., New York City time, on December 21, 2010.
As of the subsequent offering period’s expiration time, approximately 8,662,078 shares had been tendered and not properly withdrawn pursuant to the tender offer, which represented approximately 90.20% of the outstanding shares. L.B. Foster and Foster Thomas Company accepted for payment all shares that were validly tendered and not properly withdrawn, and paid for these shares in accordance with the tender offer’s terms.
L.B. Foster intends to effect a “short form” merger of Foster Thomas Company with and into Portec, with Portec being the surviving corporation, as soon as practicable. As a result of the merger, Portec will become a wholly owned subsidiary of L.B. Foster.
Stan L. Hasselbusch, President and Chief Executive Officer of L.B. Foster, said, “I am very pleased that we are able to complete the Tender Offer and now begin the process of combining our two great companies. As I look ahead I see a very bright future for the new L.B. Foster as we continue our path to enhancing our position as a leading supplier of products and services for the global rail industry.”
About Portec Rail Products, Inc.
Established in 1906, Portec serves both domestic and international rail markets by manufacturing, supplying and distributing a broad range of rail products, rail anchors, rail spikes, railway friction management products and systems, rail joints, railway wayside data collection and data management systems and freight car securement systems. Portec also manufactures material handling equipment for industries outside the rail transportation sector through its United Kingdom operation. Portec operates through its four global business segments: Railway Maintenance Products (Salient Systems), Shipping Systems, Portec Rail Nova Scotia Company in Canada (Kelsan friction management, rail anchor and spike products), and Portec Rail Products, Ltd. in the UK (material handling and Coronet Rail products). Portec Rail Products is headquartered in Pittsburgh, PA.
About L.B. Foster Company
L.B. Foster is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy and utility markets with approximately 30 locations throughout the United States. The Company was founded in 1902 and is headquartered in Pittsburgh, PA. Please visit our Website: www.lbfoster.com.
Forward-Looking Statements
This press release contains “forward-looking statements”. Such statements include, but are not limited to, statements about the anticipated timing of the closing of the transaction involving L.B. Foster and Portec and the expected benefits of the transaction, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from L.B. Foster’s and Portec’s expectations.
Contact information: David Russo (412) 928-3450
drusso@lbfosterco.com